Exhibit 99.1

Notice of Annual General Meeting to Be Held on December 9, 2025

(or any adjourned or postponed meeting thereof)

OSLO, Norway, November 7, 2025 – Opera Limited (the “Company”) (NASDAQ: OPRA), a leading global browser and AI agent company, today announced that it will hold the 2025 annual general meeting of shareholders (the “AGM”) at 10:00 a.m. Central European Time on December 9, 2025 at the Opera offices in Wroclaw, Poland (Opera Software, ul. Plac Teatralny 8, 50-051 Wroclaw, Poland).

The agenda for this year’s AGM includes:

•
A proposal to attract, motivate, retain and reward talent, provide continued additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders over the years to come, by expanding the pool of available awards under the Company’s employee equity incentive plan (“Share Reserve”) as follows:
a.
by the addition of two (2) million American depositary shares (“ADSs”); and
b.
with an annual increase of an additional one (1) million ADSs on each January 1, starting on January 1, 2026, or such lesser number of ADSs as may be set by our Board of Directors prior to the first day of any calendar year.
•
To transact such other business as may properly come before the 2025 AGM or any adjournment or postponement thereof.

The Company adopted the 2017 Restricted Share Unit Plan on April 7, 2017 and later adopted an Amended and Restated Share Incentive Plan on January 10, 2019 (the “Plan”) to promote the success of our business and the interests of our employees and shareholders by providing long term incentives in the form of Restricted Share Units or Options (collectively “Awards”). Under this Plan, up to a maximum of 10,000,000 ordinary shares are available for Awards, corresponding to a maximum of 10,000,000 ADSs.

Over the approximately eight and a half years that the Plan has been effective, as of the end of the third quarter of 2025, the Company had granted Awards under the Plan equivalent to approximately 9.75 million ADSs, net of forfeitures, of which 7.62 million have already vested and 2.13 million are scheduled to vest in the years to come.

In order to preserve the Company’s ability to grant Awards for future periods, the Company proposes an amendment to the Plan (the “Amendment”) to increase the Share Reserve by 2 million ADSs, representing approximately 2.2% of the Company’s total shares outstanding, from 10 million ADSs to 12 million ADSs, as well as an additional annual increase of 1 million ADSs each January 1, starting on January 1, 2026, or such lesser number of ADSs as may be set by our Board of Directors prior to the first day of any calendar year.

The purpose of the Amendment is to ensure that the Company has the ability to continue to grant Awards to officers, employees, directors and other eligible persons, in line with the Company’s historical practices, to link their interests with those of our shareholders over the years to come.

The Board of Directors has fixed the close of business on November 4, 2025 (Eastern Time) as the record date (the “Record Date”). Shareholders of record of the Company’s ordinary shares, at the close of business on the Record Date are entitled to notice of, and to vote at, the AGM or any adjournment or postponement thereof. Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon. The notice of the AGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Company’s website at investor.opera.com. The proposed Amendment is subject to a simple majority vote.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at investor.opera.com/sec-filings.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across devices. Hundreds of millions worldwide use Opera’s mobile and desktop browsers for their speed, security and unique features, enhanced with integrated AI that enables users to navigate and interact with the web in new transformative ways. Founded in 1995, and headquartered in Oslo, Norway, Opera is listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download Opera products from opera.com and learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com